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                               May 15, 2023

       Chris Kemp
       Chief Executive Officer and Chairman of the Board
       Astra Space, Inc.
       1900 Skyhawk Street
       Alameda, CA 94501

                                                        Re: Astra Space, Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-1 on Form S-3
                                                            Filed May 9, 2023
                                                            File No. 333-257930

       Dear Chris Kemp:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1 on Form S-3

       Selling Securityholders, page 10

   1. Please revise to provide the information required by Item 507 of Regulation S-K, including the nature of
any position, office, or other material relationship which the selling security holder has had
within the past three years with the registrant or any of its predecessors or
affiliates. For any entity that is a selling shareholder, please disclose the
                                                        Item 507 information
about any persons who have control over the selling entity and who have had a material
relationship with the registrant or any of its predecessors or affiliates.
                                                        Refer to Question
140.02 of Regulation S-K Compliance & Disclosure Interpretations.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Chris Kemp
Astra Space, Inc.
May 15, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Dougherty at (202) 551-3271, or Brad Skinner, Office Chief, at
(202) 551-3489 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Kemp
                                                           Division of
Corporation Finance
Comapany NameAstra Space, Inc.
                                                           Office of Energy &
Transportation
May 15, 2023 Page 2
cc:       Katheryn A. Gettman
FirstName LastName